EXHIBIT 99.2

The AI Catalyst Fund, LP

Type	Date	Quantity	Average Price	Price Range: Minimum and Maximum Price	
Purchase	11/18/2024	20,326	15.80	15.42	16.23
Purchase	11/19/2024	10,674	15.59	15.41	15.75
Purchase	11/20/2024	2,205	15.45	15.32	15.55
Purchase	11/21/2024	1,371	16.34	16.26	16.45
Purchase	12/5/2024	2,158	17.38	17.14	17.50
Purchase	12/6/2024	21,764	17.92	17.68	18.00
Purchase	12/9/2024	6,894	18.48	18.25	18.50
Purchase	12/10/2024	12,132	18.42	17.84	18.50
Purchase	12/11/2024	429	18.50	18.50	18.50
Purchase	12/12/2024	29,328	17.76	17.51	18.50
Purchase	12/12/2024	33,419	17.39	17.25	17.50
Purchase	12/13/2024	45,647	17.50	16.95	17.94
Purchase	12/13/2024	11,618	16.80	16.66	16.90
Purchase	12/16/2024	22,500	16.12	15.90	16.50
Purchase	12/17/2024	30,781	14.71	14.11	15.10
Purchase	12/17/2024	4,572	14.10	14.09	14.10
Purchase	12/18/2024	34,875	13.10	12.70	13.52
Purchase	12/18/2024	21,000	11.93	11.76	12.50
Purchase	12/19/2024	29,297	10.94	10.75	11.12
Purchase	12/23/2024	18,658	11.07	10.90	11.30
Purchase	12/24/2024	22,852	11.22	11.00	11.43
Purchase	12/26/2024	42,500	10.75	10.49	10.93
Purchase	12/27/2024	12,500	10.63	10.42	11.05
Purchase	1/10/2025	102,176	6.78	6.53	7.50
Purchase	1/13/2025	196,200	6.45	6.32	6.72
Purchase	1/14/2025	80,100	5.77	5.56	6.00
Purchase	1/15/2025	169,036	6.97	6.44	7.37
Purchase	1/15/2025	1,100	6.33	6.27	6.34
Purchase	1/16/2025	186,388	7.18	6.59	7.50

The price reported in the "Average Price" column above excludes commissions and fees and reflects the weighted average purchase price. The transaction was executed in multiple trades in prices in the range set forth in "Price Range: Minimum and Maximum Price" column. The Reporting Persons hereby undertake to provide to the U.S. Securities and Exchange Commission staff, upon request, full information regarding the number of Shares purchased at each respective price within the ranges set forth in this column.